Joshua A. Kaufman	Via EDGAR
+1 212 479 6495
josh.kaufman@cooley.com

December 17, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Vanessa Robertson

Lisa Vanjoske

Ada D. Sarmento

Mary Beth Breslin

Re:           Addex Therapeutics Ltd
Registration Statement on Form F-1
Filed on December 17, 2019
CIK No. 0001574232

Ladies and Gentlemen:

On behalf of Addex Therapeutics Ltd (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated December 11, 2019 with respect to the Company’s Amendment No.1 to the Draft Registration Statement on Form F-1, as confidentially submitted to the Staff on November 27, 2019. The Company is concurrently publicly filing the Registration Statement on Form F-1 (the “Filed Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates. Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers in the Filed Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Filed Registration Statement.

Amendment No.1 to the Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.              We note your response to our prior comment 3 and continue to object to your characterization of your product candidates as “first-in-class.”  The qualifier, “subject to regulatory approval,” does not address our concerns that “first-in-class” continues to imply that the product will be effective, and is likely to be the first treatment available, neither of which is appropriate at this stage of development.  Please revise your registration statement to remove the phrase “first-in-class.”  Additionally, you may state that your product candidate is the first orally available mGlu5 NAM for the treatment of PD-LID, if accurate. However, you may not imply that your product will be the first product in this class available.

Response: In response to the Staff’s comment, the Company has deleted all references to “first-in-class” in respect of its product candidates on pages 3, 42, 61, 64, 65 and 66 of the Filed Registration Statement.

Cooley LLP   55 Hudson Yards   New York, NY   10001
t: (212) 479-6000  f: (212) 479-6275  cooley.com

Internally Developed Product Candidates, page 2

2.              We note your disclosure that an increasing placebo response “confounded significance” at Day 28 of your Phase 2a proof of concept clinical trial of dipraglurant in PD-LID.  Please revise your disclosure to explain what you mean by “confounded significance.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 69 and 70 of the Filed Registration Statement to replace the phrase “confounded significance” with “resulted in the effect of dipraglurant on PD-LID clinical symptoms of not showing statistical significance.”

Business

Our Platform and Competitive Positioning in Allosteric Modulation, page 64

3.              We note your disclosure that your leadership position in GABAB PAM was recognized in 2018 by your strategic partnership with Indivior.  Please substantiate this statement or revise it to make it clear that this is management’s belief.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Filed Registration Statement to remove the above statement.

Dipraglurant for the treatment of Parkinson’s disease levodopa induced dyskinesia (PD-LID), page 67

4.              We note your response to our prior comment 9.  Please revise your disclosure in this section to include the explanation provided in your response.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Filed Registration Statement to include the explanation provided in its response to prior comment 9.

Material Agreements, page 83

5.              We note your revisions in your registration statement in this section, but we do not see revisions responsive to our prior comment 16.  For both material agreements discussed in this section, please disclose the duration of the agreement, the royalty term and the termination provisions.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 83 and 84 of the Filed Registration Statement to specify in greater detail the duration of the material agreements, the royalty terms and termination provisions.

Intellectual Property

Patents and Proprietary Rights, page 84

6.              We note your revisions in response to our prior comment 17 and reissue.  Please revise your disclosure to name the specific jurisdictions where you have granted patents as opposed to simply stating Europe or other international jurisdictions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Filed Registration Statement to indicate the specific jurisdictions in which it has been granted patents.

Financial Statements

Notes to Financial Statements

13. Revenue from contract with customer

License & research agreement with Indivior PLC, page F-49

7.              Refer to your response to comment 19. Please expand your disclosure in the footnotes similar to your revisions on page 44 to clarify that the first distinct performance obligation is the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018.

Response: In response to the Staff’s comment, the Company has expanded the disclosures on pages F-17, F-18 and F-50 of the financial statements to clarify that the first distinct performance obligation is the selected compound ADX71441, which falls within the definition of a licensed compound and whose rights of use and benefits thereon was transferred in January 2018. We have made certain structural changes to the disclosure to present the details in a more understandable way to the reader.

*                                         *                                         *

Please contact me at (212) 479 6495 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

cc:                                Timothy Dyer, Addex Therapeutics Ltd